Mail-Stop 4561
						November 18, 2005

Via facsimile and U.S. Mail
Mr. Joseph H. Moglia
Chief Executive Officer
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127

Re:   Ameritrade Holding Corporation
                     Revised Preliminary Proxy Statement
	         File No. 0-49992
                     Filed October 28, 2005

Dear Mr. Moglia:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement
Questions and Answers, page 6
1. If true, revise the last sentence in A6 to add at the end of the sentence, "because the aggregate fair value before and after the modifications to the equity awards will be the same as calculated pursuant to SFAS 123.


The Transaction, page 44
2. If material, revise the discussion on page 46, in the second full
paragraph to briefly discuss the changes proposed by the special committee relating to the governance and economic terms of the transaction.
3. If material, revise the last paragraph on page 46 to briefly discuss the special committee proposals (disclosed by comment 1 above) that were reflected as proposed changes to the draft term sheet.
4. If material, revise the first full paragraph on page 47 to briefly
disclose what parts of the proposed term sheet were not acceptable to
Mr. Ricketts.
5. If material, revise the second full paragraph on page 47 to discuss Mr. Ricketts`s alternative proposal in more detail.
6. If material, revise the third full paragraph on page 47 to disclose what pieces of the original term sheet , what changes proposed by the Special Committee and what proposals made subsequently by Mr. Ricketts made it into the final term sheet.
7. If material, revise the second full paragraph on page 48 to more
fully describe the economic terms offered by E-Trade.
8. If material, revise the second full paragraph on page 49 to disclose the changes to the term sheet made by TD.
9. If material, revise the last paragraph on page 51 to more fully describe what factors the Board used or approved of that determined the offer from TD was more favorable to shareholders. In this regard,
compare the offers and then indicate why the Board thought the TD offer was better.
10. If material, revise the last paragraph in this section on page
52
to more fully discuss why the offer of additional shares occurred.

Ameritrade`s Reasons for the Transaction, page 52
11. Our prior comment 19 was incorrect. Please remove the disclosure added in response to it. Instead, please revise to have the board specifically mention each line item analysis underlying the fairness opinion that does not support its recommendation and explain why, in light of such analyses, it is recommending the transaction.


General
12. We note your disclosure in your Form 8-K filed on October 25, 2005 regarding our discussions concerning the accounting for and disclosure of your prepaid variable forward contracts. We await your response which should state your intentions with regard to the accounting for the prepaid forward contracts.

Consolidated Statement of Changes in Stockholder`s Equity, page
136
13. Please revise the footnotes to the financial statements or Management`s Discussion and Analysis of Financial Condition and Results of Operations to discuss the causes of the $12.5 million increase in Additional Paid-In Capital during the year ended October
31, 2003 from surrendered and exercised stock options and explain why this amount was significantly higher in 2003 as compared to 2004.

Note 14. Stock Options, page 156
14. We note your response to comment 41 of our letter dated
October
17, 2005. Please revise to disclose how TD Bank determines how much to contribute to fund the SFAS 123 compensation expense. If TD Bank funds the entire compensation expense, please disclose why the deemed contribution for stock compensation of $1,022,000 and $750,000 for the fiscal years ended 2004 and 2003, respectively are different from the compensation expense of $2,392,000 and $1,650,000 for the fair value of option granted to its employees in the years ended 2004 and
2003, respectively.

Unaudited Pro Forma Combined Condensed Financial Statements of TD
Ameritrade, page 200
15. Please update the unaudited pro forma combined condensed financial statements. Refer to Rule 11-02(c) of Regulation S-X.

Note 2. Pro Forma Adjustments, page 208
16. Please revise Note 2(b) to present a table similar to the one used in Note 2(a) to present all information in a self-balancing format that enables a reader to trace this information to the TD
Waterhouse Reorganization pro forma adjustment.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any accounting questions regarding the comments may be
directed
to Michael Volley at (202) 551-3437 or Paul Cline at (202) 3851.
All
other questions may be directed to Michael Clampitt at (202) 551-
3434
or to me at (202) 551-3698.

						Sincerely,

						Mark Webb
						Legal Branch Chief
						Financial Services Group



CC:	Via U.S. Mail and Fax: (650) 565-3606
	Jeffrey S. Cannon, Esq.
	Wilson, Sonsini, Goodrich & Rosati, PC


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Mr. J.H. Moglia
Ameritrade Holding Corporation
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